Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Organization
Alcoa Alumínio S.A.	Brazil
Alcoa Australian Holdings Pty Ltd	Australia
Alcoa Nederland Holding B.V.	Netherlands
Alcoa of Australia Limited[1]	Australia
Alcoa USA Corp.	Delaware
Alcoa USA Holding Company	Delaware
Aluminerie Lauralco B.V.	Netherlands

The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as defined in Regulation S-X under the Securities Exchange Act of 1934, as amended.

[1]	Part of the AWAC joint venture.